Fusion Fuel Green PLC

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Tel.: +353 1 920 1040

October 9, 2020

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Fusion Fuel Green PLC Amendment No. 1 to Registration Statement on Form F-4 Filed September 21, 2020 File No. 333-245052

Ladies and Gentlemen:

Fusion Fuel Green PLC (“Parent”) hereby responds as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated October 2, 2020, relating to the above-referenced Amendment No. 1 to Registration Statement on Form F-4 (the “Registration Statement”). For the Staff’s convenience, we have recited each of the comments in the Staff’s letter below in bold, and set forth the response in regular font immediately thereafter.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form F-4

Comparative Per Share Information, page 28

1.	Tell us why you are presenting 50,000 weighted average shares outstanding for Fusion Fuel for the six months ended June 30, 2020. We note that you disclose 41,929 weighted average number of shares for this period in the statement of operations on page F-25 and your Selected Historical Financial Information on page 24.

We agree with the Staff that there was an inconsistency on page 28 of the Registration Statement. We have revised the disclosure on page 28 of the Registration Statement to reflect 41,929 weighted average shares outstanding.

In order to ensure that the per share information is correctly reflected other places in the Registration Statement, we have also reviewed the corresponding numbers in the Unaudited Pro Forma Condensed Statement of Profit and Loss for the Six Months ended June 30, 2020 and performed the necessary update on page 112 of the Registration Statement.

The Business Combination Proposals

HL’s Board of Directors’ Reasons for Approval of the Transactions

Valuation Report of Webber Research to the Board of Directors of HL, page 83

2.	Please expand your disclosure to discuss in greater detail the selection criteria for the companies used in the Selected Company Analysis, including the “similar characteristics” on which Webber Research selected such companies.

We have revised the disclosure on page 83 of the Registration Statement as requested.

3.	Please revise to disclose the Fusion Fuel financial projections and assumptions underlying such financial projections used by Webber Research in connection with its Discounted Cash Flow Analysis or tell us why you do not believe they are material.

We have revised the disclosure on page 84 of the Registration Statement as requested.

4.	Please expand your disclosure to discuss the impact of the multi-stage sensitivity analysis on the Discounted Cash Flow Analysis and the effect of the varying assumptions, such as the PPA Agreement, Cost Reduction Assumptions and Output Factors, on such analysis.

We have revised the disclosure on page 85 of the Registration Statement as requested.

Unaudited Pro Forma Condensed Combined Financial Information

Accounting for the Transactions, page 107

5.	We have read your response to prior comment 8. You concluded that Fusion will be the accounting acquirer upon completion of the business combination transaction. Please tell us how you determined the transaction represents a business combination as opposed to a recapitalization, including your consideration of whether HL represents a business, pursuant to IFRS 3.3 and Appendix B to IFRS 3.

We advise the Staff that, in determining the appropriate accounting treatment for the Transactions, we first determined whether the Transactions constitute a business combination as defined in IFRS 3. We note that a business combination must involve the acquisition of a “business”. We respectfully direct the Staff to Appendix A of IFRS 3, which defines a business as “an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits directly to investors or other owners, members, or participants.” We further direct the Staff to Appendix B.B7, which provides additional guidance for determining whether a “business” has been acquired, by stating that a business generally has three elements:

a.	Input: Any economic resource that creates output or has the ability to contribute to creation of outputs when one or more processes are applied to it. Examples include non-current assets (including intangible assets or rights to use non-current assets), intellectual property, patents and in-process research and development, the ability to access necessary materials or rights, and employees.

b.	Process: Any system, standard, protocol, convention or rule that when applied to an input or inputs, creates outputs or has the ability to contribute to the creation of outputs.

c.	Output: The result of inputs and processes applied to those inputs that provide goods or services to customers, generate investment income (such as dividends or interest) or generate other income from ordinary activities.

Notwithstanding the foregoing, in accordance with IFRS 3.B8, an acquired set of activities and assets does not need outputs to be considered a “business”, but must at a minimum include an input and a substantive process.

Determining whether Fusion Fuel is a “business”

We then considered whether Fusion Fuel constituted a “business” under the definition in IFRS 3.

a.	Input

Fusion Fuel was established in 2018. The key assets Fusion Fuel are its (i) intellectual property rights, including the proprietary Direct Coupled Photo Electrochemical Hydrogen Generator device (DC-PEHG) for hydrogen production and exclusive rights to use the concentrated photovoltaic technology owned by its sister company, MagP Inovação, S.A. (“MagP”), for the purpose of producing hydrogen; and (ii) employees.

(i) Fusion Fuel has developed and tested a DC-PEHG that produces Green Hydrogen (as defined below) at one of the highest efficiency ratios and at the most competitive cost (€/Kg) in the Green Hydrogen industry. The DC-PEHG uses solar energy to split water molecules into hydrogen and oxygen through a proprietary photon-electrochemical process. The process is coupled with a solar concentration system that harnesses solar energy for electricity and heat. Fusion Fuel filed its first patent, the “Direct Coupled Water Hydrogen Generator for Hydrogen Generation from Concentrated Sunlight”, on March 10, 2020, which was accepted on August 3, 2020 with International Patent Submission Number PCT/IB2020/05733. Fusion Fuel plans to file a second provisional patent in late 2020 called “Continuous and systematic electrolysis cell pressure system” and to file remaining two provisional patents at the end of the year called “Oxygen evolution reaction without gas diffusion layer on an PEM electrolysis cell” and “UPP design to reduce inter-cell mismatch”, respectively.

Fusion Fuel also benefits from exclusive use of MagP’s intellectual property and CPV products when it relates to the production of hydrogen.

First, MagP and Fusion Fuel entered into a Contract of Disposal of Intellectual Property dated September 13, 2018, as amended on May 22, 2020 (the “IP Transfer Agreement”), which transferred from MagP all intellectual property rights to the technology associated with the CPV Trackers (defined below) used in Fusion Fuel’s Hydrogen Generators, including all registrations, documents, designs, software, domain names and any other materials. MagP agreed to do all work associated with adapting the components used in the Hydrogen Generator that are MagP developments, such as its CPV module, solar tracker and other miscellaneous components to be compatible with the Hydrogen Generators. Fusion Fuel will have full ownership of the products created by MagP under the IP Transfer Agreement. Although MagP and Fusion Fuel are sister entities, the IP Transfer Agreement was negotiated at arms’ length. The total consideration to be paid by Fusion Fuel under the IP Transfer Agreement includes €1,000,000 for all rights to the technology to be paid in quarterly installments over one year, which will commence upon completion of the Transactions, and a single payment of €900,000 for product and technology development costs, which will be payable on the completion of the Transactions.

Second, MagP and Fusion Fuel entered into a Production Capacity Reservation Contract on June 1, 2020 (the “Production Agreement”), which provides that MagP is to supply Fusion Fuel with minimum guaranteed amounts of modules, tracking structures and accessories, command boards, and electrical installations as well as assembly services for all equipment relating to the CPV solar trackers used in Fusion Fuel’s Hydrogen Generators (the “Trackers”). Under the Production Agreement, MagP guarantees to supply to Fusion Fuel all materials and installations for 4,200 Trackers over a three-year period which commenced at the beginning of 2020 and expires at the end of 2022. MagP and Fusion Fuel are to agree to a production schedule each January which will establish the number of Trackers and the fixed cost per Tracker to be supplied by MagP in such year. If Fusion Fuel does not place orders for at least the minimum amounts set forth each year, MagP will be released from its obligation to supply such amounts and can renegotiate lower production quotas.

(ii) The senior management team of Fusion Fuel entered into managing agreements with Fusion Fuel as of August 5, 2020, which went into effect on October 1, 2020. Two individuals from outside the organization have been hired by Fusion Fuel as of October 1, 2020, and four individuals’ employment will be transferred from MagP to Fusion Fuel, effective as of October 1, 2020. During the first months following the business combination Fusion Fuel intends to hire another seven employees in accordance with its business plan. With this, Fusion Fuel holds the input with the ability to contribute to the creation of output.

b.	Process

Fusion Fuel’s mission is to produce hydrogen with zero carbon emissions, thereby contributing to a future of sustainable and affordable clean energy and the reversal of climate change. Fusion Fuel produces hydrogen using renewable energy resulting in zero carbon emissions (“Green Hydrogen”) with components built in-house and in partnership with MagP, and using the know-how and accumulated experience of its team’s strategic and continuous investment in research and development around solar technologies. Fusion Fuel’s business plan includes the sale of technology to parties interested in generating Green Hydrogen at an attractive cost (including to natural gas networks, ammonia producers, oil refineries, and other similar customers), the development of hydrogen plants to be operated by the Company and active management of the portfolio of such hydrogen plants as assets, and the sale of Green Hydrogen as an output with pre-defined hydrogen purchase agreements. Fusion Fuel will initially focus on development in Portugal, Southern Europe and Morocco, but hopes to expand beyond this region as it believes the market potential is substantial in countries with high solar irradiation levels.

As described in detail on pages 151 to 156 of the Registration Statement, Fusion Fuel envisions two principal means of generating revenue:

1.	Project business line: Develop solar powered Green Hydrogen manufacturing sites that produce hydrogen for the distribution and industrial sale of hydrogen.
2.	Industry business line: Provide Green Hydrogen technology to third parties, including:
a.	Providing technology to clients who are looking to build a Green Hydrogen production facility.
b.	Developing and selling fully fledged concept and approved Green Hydrogen plants.
c.	Tracking and monitoring hydrogen generator performance remotely, including performing any maintenance work required.
d.	Operating and maintaining established hydrogen plants.

In furtherance of these business lines, Fusion Fuel has been collaborating with the Portuguese Department of Energy and the Secretariat of State on Portugal’s contribution to the European commitment to a hydrogen economy since the summer of 2019. On September 25, 2019, Fusion Fuel first presented to the Portuguese Department of Energy for its consideration a proposal to create Portugal’s first strategic Green Hydrogen production facility in the region of Evora, Portugal. The total value of the Evora project is approximately €4.5 million. Fusion Fuel has also been in discussions with the Department of Energy for its approval of its Sines 1-5 projects for the development of Green Hydrogen in Sines, Portugal. The Sines projects are for a projected 1,000 tons of Green Hydrogen in 2021 and a projected 3,000 tons in 2022.

Pursuant to IFRS 3.B12B, a process is considered substantive if the process is (1) critical to the ability to develop or convert acquired inputs into outputs, and (2) the inputs acquired include both an organized workforce that has the necessary skills, knowledge, or experience to perform that process and other inputs that the organized workforce could develop or convert into outputs.

Fusion Fuel has a detailed process in its business plan which is critical to its ability to develop or convert its inputs into outputs. Further, Fusion Fuel’s inputs, namely its intellectual property rights and its organized workforce, are critical to develop acquired inputs into outputs. The workforce has the necessary knowledge to commercialize the technology for the creation of future outputs.

c.	Output

Fusion Fuel is a development-stage company. It does not currently have any outputs, but is pursuing a plan to produce outputs. As discussed above, Fusion Fuel has two critical inputs and a substantive process.

To determine if a development-stage entity is a “business”, IFRS 3 Appendix B10 provides that an acquirer should consider key factors, including whether:

●	Planned principal activities have begun.
●	Employees, intellectual property, and other inputs and processes are present.
●	A plan to produce outputs is being pursued.
●	Access to customers who will purchase the outputs can be obtained.

Not all of the above conditions need to exist for a development-stage enterprise to qualify as a business. Generally, a development-stage enterprise that has employees capable of developing a product will be considered a business. As described above, we have determined that Fusion Fuel has employees capable of developing a product.

As such, we concluded that Fusion Fuel meets the definition of a business.

Determining whether Fusion Fuel or HL is the accounting acquirer

The next step in our analysis was to evaluate which entity is the accounting acquirer under IFRS 3. We reviewed the factors set forth in IFRS 3.6 and 3.7 and determined that Fusion Fuel is the accounting acquirer. Our analysis of IFRS 3.6 and 3.7 was detailed in our response letter dated September 18, 2020.

Determining whether HL represents a business

Because Fusion Fuel is the accounting acquirer, we then evaluated whether the accounting acquiree, HL, constitutes a “business” under IFRS 3. As a listed special purpose acquisition company, the purpose of HL is to acquire a business. HL does not have inputs, process and outputs as determined under IFRS 3, and therefore is not a “business” as defined by IFRS 3.

We refer the Staff to IFRS guidance provided by international public accounting firm PricewaterhouseCoopers (PwC Inform, Chapter 29 Business Combination, FAQ 13.4.12 – Reverse acquisition of a listed shell. Publication date: 13 Dec 2019), which provides as follows: “Under IFRS 3, if the accounting acquiree is not a business, the transaction is not within the scope of IFRS 3. In some circumstances, such as a reverse acquisition, it is not always clear whether a business has been acquired; so the substance of the arrangement should be considered.”

We determined that because HL and Fusion Fuel are each becoming subsidiaries of a newly-formed Parent, the Transactions are outside the scope of IFRS 3 and instead accounted for as a share-based payment transaction within the scope of IFRS 2. HL and Fusion Fuel are each becoming subsidiaries of a newly formed Parent. HL has not acquired control over Fusion Fuel. Rather, the substance of the Transactions is that the shareholders of Fusion Fuel have transferred to the shareholders of HL an interest in Fusion Fuel in exchange for assets HL and HL’s listing status. We respectfully refer the Staff to IFRS 2.5.

Consequently, we determined that IFRS 2 guidance is applicable to the Transactions. The Transactions should be treated as the equivalent of Fusion Fuel issuing shares for the net assets of HL, accompanied by a recapitalization.

HL’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 145

6.	We note you disclose that Mr. Webber will be paid an amount equal to 1% of the aggregate amount in the Trust Account plus the total amount raised in the PIPE Investment. Please clarify which party will be responsible for such payment and the source of funds for such payment.

We have revised the disclosure on page 146 of the Registration Statement as requested.

Business of Fusion Fuel

Company History, page 149

7.	We note your revised disclosure in response to prior comment 16 states that the University study found that the Hydrogen Generator’s system presented a “differentiating advantage.” Please expand your disclosure to explain this “differentiating advantage.”

We have revised the disclosure on page 150 of the Registration Statement as requested.

Beneficial Ownership of Securities, page 164

8.	Please identify the natural person or persons who have sole or shared voting or investment power for the securities beneficially owned be Helikon Investments Ltd.

We have revised the disclosure on page 166 of the Registration Statement as requested.

General

9.	We note your response to prior comment 1, and your revised disclosure that the parties have structured the Transactions to take the form of an exchange that may qualify as a “reorganization” within the meaning of Section 368 of the Code, and that if the Transactions qualify as a reorganization, it is anticipated that no gain or loss generally should be recognized by U.S. Holders of HL ordinary shares for U.S. federal income tax purposes. We also note the disclosure that a U.S. Holder of warrants should not recognize gain or loss on the adjustment of HL warrants for HL Parent Warrants pursuant to the merger. In addition, we note your disclosure that it is possible that the HL rights could be treated in a manner similar to options to acquire shares of HL or Parent, in which case a U.S. Holder generally should not recognize gain or loss upon the acquisition of Parent Class A Ordinary Shares upon the exchange of each HL right for 1/10 of an HL ordinary share and the simultaneous conversion of each such HL ordinary share into one Parent Class A Ordinary Share. It appears that you have provided representations as to tax consequences of the transactions, and such consequences appear to be material. Please file a tax opinion regarding the material tax consequences of the Transactions. See Item 601(b)(8) of Regulation S-K. If there is uncertainty regarding the tax treatment of the Transactions, counsel’s opinion should discuss the degree of uncertainty.

In the alternative, if the U.S. tax consequences of the Transactions are unknown, please revise to make this clear in your disclosure. If true, please also revise your disclosure to state that you cannot take the position that the Transactions will be treated, for U.S. federal income tax purposes, as non-taxable transactions because of an absence of guidance.

We respectfully submit to the Staff that the disclosure in the Registration Statement is not meant to provide representations as to tax consequences of the transaction to any party and in fact, does not represent that the transaction will be a tax-free transaction. The tax section included in the Registration Statement is simply meant to provide certain general disclosure related to the possible tax treatment which is all dependent on a variety of factors, including but not limited to the type of investor involved and the holdings of such investor. We have revised the disclosure on the proxy statement cover page, and on pages 21-22 and 91-92 of the Registration Statement to make clear that no actual representations are being provided. In particular, we refer to page 91 of the Registration Statement, which states that:

[T]here is no guidance directly on point on how the provisions of Section 368 of the Code apply in the case of a merger of corporations with no active business and only investment-type assets. While it is possible that the Merger will qualify as a reorganization under Section 368, such qualification is not a condition of the Transactions, and the completion of the Merger is not conditioned on the receipt of an opinion of counsel that such transaction qualifies as a reorganization, and neither Parent nor HL intends to request a ruling from the IRS regarding the qualification of the Merger as a reorganization. Accordingly, no assurance can be given that the IRS will not challenge the qualification of the Merger as a reorganization or that a court would not sustain such a challenge, and if so the exchange of HL securities for Parent Class A Ordinary Shares or HL Parent Warrants would be a taxable exchange[.]

As noted in our response letter dated September 18, 2020, HL has advised us that it believes the tax consequences of the Transactions to its shareholders are not substantially material to such holders’ investment decision (as opposed to the materiality of tax consequences to a holder of a typical operating company) due to the fact that if an HL shareholder has concerns with respect to the potential tax consequences to him of the transaction, such holder may exercise his right to seek conversion of his shares to cash from the HL trust account and not become a Parent shareholder.

Since no representation as to the tax treatment of the transaction is being given and the tax consequences in this transaction are not material to an investment decision of an HL shareholder, we believe that an opinion is not required to be provided pursuant to Item 601(b)(8) of Regulation S-K.

10.	We note your response to prior comment 2, and your disclosure that Non-Irish Holders should generally not be within the charge to Irish chargeable gains on tax on the automatic conversion of their HL ordinary shares into Parent Class A Ordinary Shares, or the automatic adjustment of their HL warrants into HL Parent Warrants, pursuant to the business combination unless the HL ordinary shares and/or HL warrants were used in or for the purposes of a trade carried on by such Non-Irish Holder through an Irish branch or agency, or were used, held, or acquired for use by or for the purposes of an Irish branch or agency. It appears that you have provided representations as to tax consequences of the transactions. Please file a tax opinion as an exhibit to the filing with respect to such tax consequences, or provide your analysis as to why you do not believe the tax consequences are material to an investor. See Item 601(b)(8) of Regulation S-K. For guidance, refer to Section III.A.2 (including footnote 40) of Staff Legal Bulletin 19.

Parent has reviewed Item 601(b)(8) of Regulation S-K as well as Part III of Staff Legal Bulletin No.19 (“SLB”) and footnote 40 therein. Item 601(b)(8) of Regulation S-K and the SLB require a tax opinion exhibit to be filed with a registration statement on Form F-4 “where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” The SLB goes on to state that examples of transactions involving material tax consequences are those “offering significant tax benefits or where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision.”

Having reviewed the current disclosure, Parent believes there is nothing in the application of Irish capital gains tax (“CGT”) to Non-Irish Holders, or the disclosures related thereto, that is either unusual or complex. In addition, the disclosure on page 95 of the Registration Statement simply states that Non-Irish Holders should not be within the territorial scope of a charge to Irish CGT, in any event, absent unusual circumstances that would not apply to any typical U.S. investor (rather than a statement about tax consequences which offer significant tax benefits). As such, this is not a representation as to material tax consequences of the Transactions, in particular, but is meant to be a generally applicable disclosure to the effect that Non-Irish Holders will not be subject to Irish CGT on the Transactions or otherwise with respect to these securities except in limited circumstances.

Based on the foregoing and the absence of any unusual or complex consequences or significant tax benefits under Irish CGT law for Non-Irish Holders, Parent has concluded that a tax opinion is not required. However, in light of the Staff’s comment, Parent has revised its disclosure on page 95 to clarify the disclosure pursuant to the above.

11.	Please tell us why you have removed references to your Shareholders Agreement. In that regard, we note you disclose on page 22 that Parent will be the accounting acquirer based on the significant influences that the Fusion Fuel Shareholders will have over Parent through their majority representation on Parent’s initial board of directors and that, pursuant to Section 9(g) of your Business Combination Agreement, the execution of the Shareholders Agreement is a condition precedent to the Transaction.

We removed references to a Shareholders Agreement in the Registration Statement because the parties have determined that a Shareholders Agreement is no longer necessary and have agreed to waive the condition precedent to the Transactions set forth in Section 9(g) of the Business Combination Agreement. The Shareholders Agreement was contemplated to provide board designation rights to the HL sponsors and the Fusion Fuel Shareholders for the initial slate of directors of Parent. HL’s sponsors were to be granted the right to nominate up to three members of Parent’s initial board of directors and the Fusion Fuel Shareholders were to be granted the right to nominate up to four members of Parent’s initial board of directors. In lieu of entering into a Shareholders Agreement, the HL sponsors and Fusion Fuel Shareholders set forth their respective nominations on a schedule to the Business Combination Agreement. The directors set forth on such schedule have been named as director nominees in the Proxy Statement included within the Registration Statement and their election will be voted upon by the HL shareholders.

The Shareholders Agreement was not intended to give any parties any rights with respect to the nomination, designation or election of directors after the initial appointments. Accordingly, the parties determined that there was no need to enter into a Shareholders Agreement and have agreed to waive the condition.

We have included a description of the waiver of the Shareholders Agreement on pages 21, 30, and 106 of the Registration Statement.

12.	Please file a form of the private placement subscription agreements with investors for the PIPE Investment as an exhibit to the Registration Statement.

We have filed a form of the private placement subscription agreement for the PIPE Investment as Exhibit 10.15 to the Registration Statement.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves, Secretary